Bank of Montreal Tower	Tel 902-492-2000
PO Box 247	Fax 902-429-5215
Halifax, Nova Scotia	Toll Free 1 888 699-7746
B3J 2N9	www.pattersonpalmer.ca

Letter by SEDAR

March 11, 2004	Barbara H. Dzierzanowska
bdzierzanowska@pattersonpalmer.ca
902.474.6585

VIA SEDAR

British Columbia Securities Commission	Nova Scotia Securities Commission
Attention: Shareholder Communications	Attention: Shareholder Communications

Alberta Securities Commission	Director of Corporations, PEI
Attention: Shareholder Communications	Attention: Shareholder Communications

Saskatchewan Securities Commission	Director of Securities, Newfoundland
Attention: Shareholder Communications	Attention: Shareholder Communications

Manitoba Securities Commission	Government of the Yukon Territories
Attention: Shareholder Communications	Attention: Shareholder Communications

Ontario Securities Commission	Government of the Northwest Territories
Attention: Shareholder Communications	Attention: Deputy Registrar of Securities

Quebec Securities Commission	Government of Nunavut
Attention: Shareholder Communications	Attention: Shareholder Communications

Office of the Administrator, New Brunswick	The Toronto Stock Exchange
Attention: Shareholder Communications	Attention: TSX Datalinx
(via SEDAR and FAX (416)947-4708)

Dear Sirs:

NovaGold Resources Inc. – Notification of Meeting and Record Dates

On behalf of NovaGold Resources Inc. (the "Corporation"), I hereby provide the following information with respect to the upcoming Annual and Special General Meeting of Shareholders of the Corporation pursuant to Section 2.2 of National Instrument 54-101: "Communication with Beneficial Owners of Securities of a Reporting Issuer":

1.	Name of Reporting Issuer:	NovaGold Resources Inc.

2.	Date fixed for the Meeting:	May 11, 2004

3.	Record Date for Notice:	April 5, 2004

March 11, 2004	Page 2

4.	Record Date for Voting:	April 5, 2004

5.	Beneficial Ownership Determination Date:	April 5, 2004

6.	Classes or series of securities that entitle
	the holder to receive notice of the meeting:	Common Shares

7.	Classes or series of securities that entitle
	the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the Meeting:	Routine and non-routine

Yours truly,
PATTERSON PALMER

"Basia Dzierzanowska"

Barbara H. Dzierzanowska

BHD/cdb

cc:	NovaGold Resources Inc.
Attention: Don MacDonald and Elaine Sanders

Computershare Trust Company of Canada
Attention: Colleen Nielsen

NOVA SCOTIA · NEW BRUNSWICK · NEWFOUNDLAND AND LABRADOR · PRINCE EDWARD ISLAND